UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission file number 000-24445

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Inc.

821 17th Street
Denver, CO 80202

COBIZ EMPLOYEES 401(K) PLAN

Denver, Colorado

FINANCIAL STATEMENTS

December 31, 2004 and 2003

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes

EXHIBIT INDEX

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
CoBiz Employees 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits – modified cash basis of the CoBiz Employees 401(k) Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits – modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental information were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of CoBiz Employees 401(k) Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974.  The supplemental information is the responsibility of the Plan’s management. The supplemental information for the year ended December 31, 2004 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CLIFTON GUNDERSON LLP

Denver, Colorado
June 10, 2005

COBIZ EMPLOYEES 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -

MODIFIED CASH BASIS

December 31, 2004 and 2003

	2004	2003

INVESTMENTS

Investment contract with insurance company	$2,139,505	$1,825,815
Investment in mutual funds	10,446,831	7,205,257
Investment in CoBiz stock	6,043,839	2,957,535
Participant loans	268,178	189,657

NET ASSETS AVAILABLE FOR BENEFITS	$18,898,353	$12,178,264

These financial statements should be read in connection with the accompanying summary of significant accounting policies
and notes to financial statements.

COBIZ EMPLOYEES 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

MODIFIED CASH BASIS

For the Years Ended December 31, 2004 and 2003

	2004	2003

ADDITIONS TO NET ASSETS
Investment income:
Net appreciation in fair value of investments	$3,418,377	$2,032,957
Interest	77,806	67,775
	3,496,183	2,100,732
Contributions:
Employer	1,130,504	867,281
Participant	1,750,619	1,402,637
Rollover	727,479	1,555,690
	3,608,602	3,825,608

Total additions to net assets	7,104,785	5,926,340

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	365,266	358,736
Administrative expenses	19,430	20,467

Total deductions from net assets	384,696	379,203

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,720,089	5,547,137

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	12,178,264	6,631,127

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$18,898,353	$12,178,264

These financial statements should be read in connection with the accompanying summary of significant accounting policies
and notes to financial statements.

COBIZ EMPLOYEES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 – DESCRIPTION OF PLAN

The following description of the CoBiz (“Company”) Employees 401(k) Plan (the “Plan”) provides only general information.  The Company changed its name from Colorado Business Bankshares, Inc. on April 1, 2001.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of the Company who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and restated on April 1, 2002 to comply with the recent rules and regulations for the General Agreement on Tariffs and Trade, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 collectively known as GUST.  The Plan was also amended on January 1, 2001 to comply with the Economic Growth and Tax Relief Reconciliation Act.  The Plan has designated the Standard Insurance Company as the Plan provider.  The Reliance Trust Company was appointed to be custodian to maintain the Plan’s investment in CoBiz common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute from 1% up to the maximum amount allowed by law of their pretax annual compensation, as defined in the Plan or up to $13,000 and $12,000 in 2004 and 2003, respectively.  If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $3,000 and $2,000 in 2004 and 2003, respectively.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen pooled separate accounts, a common stock fund and an insurance investment contract as investment options for participants. The Company contributes a discretionary matching percentage determined annually.  The match for 2004 and 2003 was a dollar for dollar match up to 6% of the employees’ compensation.

Discretionary Contributions

The Company may contribute an additional discretionary contribution as determined by the Company’s Board of Directors. The Company will calculate these matching contributions on the basis of the participant’s eligible contributions. A participant’s eligible contribution equals the amount of the participant’s elective deferrals for the payroll period, which does not exceed 6% of a participant’s compensation for the payroll period.  There were no additional discretionary contributions in 2004 or 2003.

Participant Accounts

The Standard Insurance Company is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account and the earnings thereon and the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant. The loans bear interest at rates that range from 4.00% to 10.50% which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through semi-monthly payroll deductions.

Forfeitures

All forfeitures, which occur pursuant to the Plan, shall be applied to offset expenses and employer contributions as such obligations accrue.  In 2004 and 2003, the forfeitures applied against expenses were $13,432 and $14,967, respectively.  For the years ended December 31, 2004 and 2003, employer contributions were reduced by $47,276 and $72,611, respectively, due to forfeitures. Forfeitures of terminated non-vested participant account balances available to offset future expenses and/or company contributions at December 31, 2004 and 2003 totaled $5,418 and $7,132, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time. Upon death of the participant, the benefit must be paid no later than 5 years from the date of the participant’s death, or if paid to the spouse, by one year after the participant’s death or when the participant would have reached age 70 1/2, whichever is later. If the beneficiary is not a spouse, the distribution must be made no later than December 31 of the year immediately following the calendar year in which the participant died.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting, as described in Note 2, requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value except for its investment contract which is valued at contract value with an insurance company.  Quoted market prices are used to value investments.  The insurance group annuity contract is valued daily at market value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income are recorded when received.

Loans to participants are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays certain administrative expenses incurred in connection with the Plan.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for investment alternatives in stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the Plan’s net assets.

	2004	2003

Standard Insurance Company
Guaranteed Interest Fund	$2,139,505	$1,825,815
Standard Insurance Company
Pooled Separate Account:
Hotchkis Wiley Mid-Cap Value	1,247,702	—
T. Rowe Price Equity Income	984,960	650,154
Vanguard 500 Index	1,407,029	977,888
Federated Mid-Cap	1,261,489	837,559
T. Rowe Price Mid-Cap Growth	1,283,074	754,018
Harbor Capital Appreciation	1,084,787	763,709

CoBiz common stock	6,043,839	2,957,535

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated in value by $3,418,377 and $2,032,957, respectively.  The detail for is as follows:

	2004	2003
Net appreciation in value of investments
Pooled Separate Account	$1,207,920	$1,442,560
Common stock	2,210,457	590,397
Total	3,418,377	2,032,957

The prior year’s presentation above has been revised for comparative purposes to agree to the current year’s presentation.

NOTE 4 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2002, the Plan entered into a benefit-responsive investment contract with Standard Insurance Company (Standard). Standard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Standard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk on the contract issuer or otherwise. The crediting interest rates were 3.15% and 3.19% for 2004 and 2003, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a quarterly basis for resetting.  The average yield was 3.64% and 3.63% for 2004 and 2003, respectively.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

 NOTE 6 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that this Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 7 – ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.  Administrative expenses, including the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.  The Company pays the trustee fees.  The Plan has designated the Advisory Committee as the trustee of the Plan.

NOTE 8 – SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan. The following subsidiaries of the Company are included in the Plan: CoBiz, Inc., CoBiz Insurance, Inc., Green, Manning & Bunch, LTD., CoBiz Bank, N.A., Alexander Capital Management Group, LLC, and Financial Designs, Ltd.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the amounts reflected in the financial statements and the amounts reported on Form 5500 for the years ended December 31, 2004 and 2003.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Units/ Shares	Value Per Unit/ Share	Current Value

* CoBiz Inc.	Common Stock	320,628.054	$18.85	$6,043,839

Plan’s Interest in Guaranteed Interest Fund

* Stable Asset Fund	Guaranteed Interest Fund	19,494.613	109.75	2,139,505

Plan’s Interest in Mutual Funds

Harbor Bond	Mutual Fund	4,142.461	96.61	400,191
T. Rowe Price Equity - Income	Mutual Fund	31,442.511	31.33	984,960
Fidelity Balanced	Mutual Fund	6,532.702	85.78	560,353
Vanguard 500 Index	Mutual Fund	30,119.570	46.71	1,407,029
Federated Mid-Cap	Mutual Fund	32,780.989	38.48	1,261,489
Hotchkiss Wiley Mid Cap Value	Mutual Fund	20,177.820	61.84	1,247,702
TCW Galileo Select Equity I	Mutual Fund	9,467.320	35.00	331,310
T. Rowe Price Mid-Cap Growth	Mutual Fund	23,593.619	54.38	1,283,074
Harbor Capital Appreciation	Mutual Fund	35,229.739	30.79	1,084,787
PIMCO Small Cap Index	Mutual Fund	4,353.679	51.25	223,117
Vanguard Small Cap Index	Mutual Fund	3,949.870	44.29	174,936
Vanguard Explorer	Mutual Fund	17,714.869	39.16	693,694
Harbor International	Mutual Fund	12,405.012	63.66	789,698
William Blair International Growth	Mutual Fund	117.886	38.10	4,491
				10,446,831

* Participant loans				268,178

TOTAL PLAN ASSETS HELD FOR INVESTMENT				$18,898,353

*                               Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan

Date: June 29, 2005	By:	/s/ Darrell Schulte
Chairman of Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Clifton Gunderson LLP